UNITED STATES OF AMERICA
                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION

---------------------------------------------
                                             :
          In the Matter of                   :
                                             :
AMERICAN ELECTRIC POWER COMPANY, INC.        :     CERTIFICATE OF
          1 Riverside Plaza                  :      NOTIFICATION
        Columbus, Ohio 43215                 :            NO. 18
                                             :
             (70-8429)                       :
                                             :
(Public Utility Holding Company Act of 1935) :
---------------------------------------------:


        THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC. ("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

        1. During the calendar quarter ended June 30, 1999, American guaranteed the bank loans to AEP Resources, Inc. ("Resources") listed on Exhibits A and B attached hereto.

               (a) Resources made $215,000.00 in capital contributions to AEP Resources Delaware, Inc. as follows:

     (i)       $205,000.00 on April 21, 1999
    (ii)       $ 10,000.00 on May 13, 1999

               (b) Resources made $232,969.06 in capital contributions to AEP Resources International, Limited ("AEPRIL") as follows:

     (i)       $  1,318.49 on April 21, 1999
    (ii)       $ 14,502.00 on April 9, 1999
   (iii)       $ 22,382.46 on April 9, 1999
    (iv)       $ 32,000.00 on April 21, 1999
     (v)       $ 50,675.99 on April 30, 1999
    (vi)       $ 14,492.00 on May 10, 1999
   (vii)       $  2,150.00 on May 17, 1999
  (viii)       $ 16,000.00 on June 4, 1999
    (ix)       $ 44,000.00 on June 9, 1999
     (x)       $  4,000.00 on June 9, 1999
    (xi)       $ 29,842.00 on June 21, 1999
   (xii)       $  1,606.12 on June 21, 1999

AEP Resources Delaware, Inc. and AEPRIL are Project Parents for Nanyang General Light Electric Co. Ltd., a foreign utility company.

        2. On May 28, 1999, Resources made a capital contribution of $6,500.00 to AEPR Global Ventures B.V. AEPR Global Ventures B.V. is a Project Parent formed to bid on an interest in Loy Yang Power, which would have been a foreign utility company.

        3. On April 22, 1999, Resources made a capital conribution of $7,743,035.72 to AEP Resources Australia Holdings Pty., Ltd. AEP Resources Australia Holdings Pty., Ltd. is a project parent for Pacific Hydro Limited, a foreign utility company.

        4. American's total investments for the year-to-date is $16,187,000.00.

        This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                      AMERICAN ELECTRIC POWER COMPANY, INC.


                        By:  /s/ A. A. Pena
                                       Treasurer

September 1, 1999



                                                                      Exhibit A

                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                             CASH MANAGEMENT SYSTEM
                        QUARTERLY SHORT-TERM DEBT REPORT
                               AEP RESOURCES, INC.


Issue      Maturity               Interest          Principal                            Maturity
 Date        Date       Days       Rate %           Borrowed           Interest           Value
 ----        ----       ----       ------           --------           --------           -----
04/05/99   04/09/99       4        5.1922           $ 100,000.00         $ 57.69       $ 100,057.69
04/08/99   05/06/99      28        5.1800           1,550,000.00        6,244.78        1,556,244.78
04/09/99   06/03/99      55        5.1589             200,000.00        1,576.33          201,576.33
04/12/99   04/21/99       9        5.2500             300,000.00          393.75          300,393.75
04/13/99   04/21/99       8        5.2500           8,500,000.00        9,916.67        8,509,916.67
04/15/99   04/30/99      15        5.1300          11,500,000.00       24,581.25       11,524,581.25
04/16/99   05/06/99      20        5.2800           7,750,000.00       22,733.33        7,772,733.33
04/21/99   05/06/99      15        5.2300           8,900,000.00       19,394.58        8,919,394.58
04/27/99   05/06/99       9        5.2800           1,000,000.00        1,320.00        1,001,320.00
04/29/99   05/06/99       7        5.2400             275,000.00          280.19          275,280.19
04/30/99   05/19/99      19        5.1300          11,500,000.00       31,136.25       11,531,136.25
05/03/99   05/19/99      16        5.2800           2,700,000.00        6,336.00        2,706,336.00
05/05/99   05/19/99      14        5.2500             650,000.00        1,327.08          651,327.08
05/06/99   05/27/99      21        5.2200          10,000,000.00       30,450.00       10,030,450.00
05/06/99   05/27/99      21        5.2300           9,600,000.00       29,288.00        9,629,288.00
05/19/99   06/07/99      19        5.2700           5,000,000.00       13,906.94        5,013,906.94
05/19/99   06/07/99      19        5.0900          11,000,000.00       29,550.28       11,029,550.28
05/25/99   06/07/99      13        5.3400             500,000.00          964.17          500,964.17
05/27/99   06/15/99      19        5.3400          10,000,000.00       28,183.33       10,028,183.33
05/27/99   06/15/99      19        5.2800           9,650,000.00       26,891.33        9,676,891.33
05/28/99   06/07/99      10        5.3500           3,000,000.00        4,458.33        3,004,458.33
06/01/99   06/30/99      29        5.4400          14,750,000.00       64,637.78       14,814,637.78
06/07/99   06/15/99       8        5.1200          11,500,000.00       13,084.44       11,513,084.44
06/07/99   06/15/99       8        5.2800           5,000,000.00        5,866.67        5,005,866.67
06/07/99   06/15/99       8        5.2400           3,000,000.00        3,493.33        3,003,493.33
06/15/99   06/30/99      15        5.2500          11,500,000.00       25,156.25       11,525,156.25
06/15/99   06/30/99      15        5.3300           6,775,000.00       15,046.15        6,790,046.15
06/25/99   07/21/99      26        5.4123             100,000.00          390.89          100,390.89
06/28/99   07/21/99      23        5.6500           1,500,000.00        5,414.58        1,505,414.58
06/29/99   07/21/99      22        5.4757             125,000.00          418.28          125,418.28
06/30/99   07/09/99       9        5.5300          11,500,000.00       15,898.75       11,515,898.75
06/30/99   07/21/99      21        5.8000          22,100,000.00       74,771.67       22,174,771.67
                                      TOTAL       201,525,000.00      513,169.07      202,038,169.07
                                               -  --------------    - ----------    - --------------
              AEP RESOURCES, INC. TOTAL          $201,525,000.00     $513,169.07     $202,038,169.07
                                                 ===============     ===========     ===============

Average Number of Days       51.40
Weighted Average Rate       5.3572



                                                                       Exhibit B

                              QUARTERLY DEBT REPORT
                               AEP RESOURCES, INC.


     Issue         Maturity       Interest            Principal
     Date            Date          Rate %             Borrowed
   06/01/99        08/02/99         5.18           $200,000,000.00
   05/28/99        08/31/99        5.2425          $340,000,000.00